UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 9

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CRYPTOLOGIC LIMITED

(Name of Subject Corporation (issuer))

Amaya Gaming Group Inc. (offeror)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, No Par Value

(Title of Class of Securities)

228906103

(CUSIP Number of Class of Securities)

Amaya Gaming Group Inc.

Attention: President and Chief Executive Officer

7600 TransCanada Hwy

Pointe-Claire, Quebec, Canada

H9R 1C8

(514) 744-3122

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

(416) 777-4700

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 228906103

(1)	Name of Reporting Person Amaya Gaming Group Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC, OO, BK
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,602,669
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,602,669
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,602,669
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 91.15%
(14)	Type of Reporting Person (See Instructions) CO

This Amendment No. 9, and final amendment, further amends and supplements the Tender Offer Statement on Schedule TO in connection with the offer by Amaya Gaming Group Inc., a publicly traded company incorporated in the Canadian province of Quebec under the Business Corporations Act (Quebec) (“Amaya”), to acquire the entire issued and to be issued ordinary share capital of CryptoLogic Limited, a publicly traded company incorporated in Guernsey (“CryptoLogic”), to the extent that such ordinary shares are not already owned by Amaya. In the Offer, Amaya offered $2.535 in cash in exchange for each outstanding CryptoLogic Share. This Amendment No. 9 to the Tender Offer Statement on Schedule TO is intended to satisfy the filing requirements of Rule 14d-3(b) promulgated under the Securities Exchange Act of 1934, as amended.

All information in the Offer Document which was previously filed as Exhibit 99.(a)(1) on Schedule TO, is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby further amended and supplemented to the extent specifically provided herein. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer Document.

This final amendment amends the disclosure in the Schedule TO to reflect Amaya’s beneficial ownership of 12,602,669 CryptoLogic Shares, representing approximately 91.15% of the entire issued share capital of CryptoLogic. This amendment also amends the Schedule 13D initially filed with the SEC on April 15, 2011, as subsequently amended and restated on May 6, 2011, December 16, 2011 and April 2, 2012 to reflect the information set out herein.

Items 1 through 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

On June 26, 2012, Amaya issued an Announcement related to the Offer announcing, among other things, the level of acceptances as of June 25, 2012, the closing of the Offer and Amaya’s intention to avail itself of the right to compulsory acquisition to acquire the remaining CryptoLogic Shares not controlled by it. The Announcement has been included as exhibit 99.(a)(15) and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.*

99.(a)(2)	Form of Acceptance, Election and Authority.*

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.*

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.*

99.(a)(5)	Announcement of Offer Extended and Declared Wholly Unconditional, dated March 29, 2012.**

99.(a)(6)	Notice of Extension of the Offer, dated March 28, 2012.**

99.(a)(7)	Announcement, dated April 18, 2012.+

99.(a)(8)	Notice of Extension of the Offer, dated April 18, 2012.+

99.(a)(9)	Announcement, dated May 2, 2012.++

99.(a)(10)	Notice of Extension of the Offer, dated May 2, 2012.++

99.(a)(11)	Announcement, dated May 16, 2012.~

99.(a)(12)	Notice of Change and Extension of the Offer, dated May 16, 2012.~

99.(a)(13)	Announcement, dated May 30, 2012.=

99.(a)(14)	Notice of Extension of the Offer, dated May 30, 2012.=

99.(a)(15)	Announcement, dated June 26, 2012.

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.*

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Byrne and Amaya, dated February 1, 2012.*

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.*

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.*

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.*

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.*

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.*

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.*

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.*

*	Previously filed with Amaya’s Schedule TO on February 21, 2012.
**	Previously filed with Amendment No. 3 to Amaya’s Schedule TO on March 29, 2012.
+	Previously filed with Amendment No. 5 to Amaya’s Schedule TO on April 18, 2012.
++	Previously filed with Amendment No. 6 to Amaya’s Schedule TO on May 2, 2012.
~	Previously filed with Amendment No. 7 to Amaya’s Schedule TO on May 16, 2012.
=	Previously filed with Amendment No. 8 to Amaya’s Schedule TO on May 30, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMAYA GAMING GROUP INC.

/s/ David Baazov

Name:	David Baazov
Title:	President and Chief Executive Officer

Date:	June 26, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.*

99.(a)(2)	Form of Acceptance, Election and Authority.*

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.*

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.*

99.(a)(5)	Announcement of Offer Extended and Declared Wholly Unconditional, dated March 29, 2012.**

99.(a)(6)	Notice of Extension of the Offer, dated March 28, 2012.**

99.(a)(7)	Announcement, dated April 18, 2012.+

99.(a)(8)	Notice of Extension of the Offer, dated April 18, 2012.+

99.(a)(9)	Announcement, dated May 2, 2012.++

99.(a)(10)	Notice of Extension of the Offer, dated May 2, 2012.++

99.(a)(11)	Announcement, dated May 16, 2012.~

99.(a)(12)	Notice of Change and Extension of the Offer, dated May 16, 2012.~

99.(a)(13)	Announcement, dated May 30, 2012.=

99.(a)(14)	Notice of Extension of the Offer, dated May 30, 2012.=

99.(a)(15)	Announcement, dated June 26, 2012.

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.*

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Byrne and Amaya, dated February 1, 2012.*

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.*

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.*

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.*

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.*

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.*

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.*

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.*

*	Previously filed with the Amaya’s Schedule TO on February 21, 2012.
**	Previously filed with Amendment No. 3 to Amaya’s Schedule TO on March 29, 2012.
+	Previously filed with Amendment No. 5 to Amaya’s Schedule TO on April 18, 2012.
++	Previously filed with Amendment No. 6 to Amaya’s Schedule TO on May 2, 2012.
~	Previously filed with Amendment No. 7 to Amaya’s Schedule TO on May 16, 2012.
=	Previously filed with Amendment No. 8 to Amaya’s Schedule TO on May 30, 2012.